EXHIBIT 21

Subsidiaries of the Company

Name	Jurisdiction
FreshTemp, LLC	Pennsylvania, United States
Bluenica Corporation	Ontario, Canada
Digi International GmbH	Germany
Digi International (HK) Ltd.	Hong Kong
Digi International Kabushikikaisha	Japan
Digi International Limited	United Kingdom
Digi International SARL	France
Digi International Spain S.A.	Spain
Digi International Wireless Design Services Inc.	Minnesota, United States
Digi m2m Solutions India Pvt. Ltd.	India
Digi Wireless Singapore Pte. Ltd.	Singapore
ITK International Inc.	Delaware, United States